UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 0-8527

Dialysis Corporation of America
(Exact name of registrant as specified in its charter)

Florida (State or other jurisdiction of incorporation or organization)	59-1757642 (I.R.S Employer Identification No.)

1302 Concourse Drive, Suite 204 Linthicum, MD 21090 (Address of Principal Executive Offices)	(410) 694-0500 (Telephone Number)
Common Stock, $0.01 par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 1
Pursuant to the requirements of the Securities Act of 1934, Dialysis Corporation of America has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dialysis Corporation of America
Date: June 14, 2010	By:	/s/ Thomas L. Weinberg
Thomas L. Weinberg
Vice President, Secretary